UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

General Finance Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

369822101

(CUSIP Number)

Christopher A. Wilson
General Finance Corporation
39 East Union Street
Pasadena, California 91103
(626) 584-9722

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 369822101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ronald L. Havner, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 5,000(1) (2)
8 SHARED VOTING POWER 2,517,425(3)
9 SOLE DISPOSITIVE POWER 5,000(1) (2)
10 SHARED DISPOSITIVE POWER 2,517,425(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,522,425(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Ronald L. Havner, Jr. (“Mr. Havner”) holds 2,000 shares of General Finance Corporation (the “Issuer”) common stock (“Shares”) in his individual name.

(2)
The number of Shares that may be deemed beneficially owned by Mr. Havner, and the calculation of the related percentage, includes in each case options to acquire 3,000 Shares that may be exercised at any time prior to August 2, 2010.

(3)
Mr. Havner and his wife, LeeAnn R. Havner, are Co-Trustees of The Havner Family Trust (the “Trust”). The Trust owns 2,517,425 Shares. As a Co-Trustee of the Trust, Mr. Havner may be deemed to beneficially own all of the Shares held by the Trust.

CUSIP No. 369822101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LeeAnn R. Havner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,000(1)
8 SHARED VOTING POWER 2,517,425(2)
9 SOLE DISPOSITIVE POWER 3,000
10 SHARED DISPOSITIVE POWER 2,517,425(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,520,425
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON IN

(1)	LeeAnn R. Havner (“Mrs. Havner”) holds 3,000 shares in her individual name.

(2)
Mrs. Havner and her husband Ronald L. Havner, Jr., are Co-Trustees of The Havner Family Trust (the “Trust”). The Trust owns 2,517,425 Shares. As a Co-Trustee of the Trust, Mrs. Havner may be deemed to beneficially own all of the Shares held by the Trust.

CUSIP No. 369822101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Havner Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 2,517,425(1)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 2,517,425(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,517,425(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON OO

(1)	The Trust owns 2,517,425 Shares. Ronald L. Havner, Jr. and his wife LeeAnn R. Havner, are the Co-Trustees of the Trust.

CUSIP No. 369822101

SCHEDULE 13D

Item 1.	Security and Issuer

This Amendment No. 3 (“Amendment”) amends and supplements the Statement on Schedule 13D originally filed on February 9, 2007, as amended by that certain Schedule 13D/A dated June 6, 2008 and that certain Schedule 13D/A dated October 6, 2008 (the “Schedule 13D”) of Mr. Havner, Mrs. Havner and the Trust (collectively, the “Filing Persons”), as set forth herein. Except as set forth herein this Amendment does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, all capitalized terms have the meanings ascribed to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby supplemented and updated as follows:

The percentages of beneficial ownership set forth in this Amendment for each of the Filing Persons have been determined based on the 22,016,699 Shares outstanding as of July 1, 2010, as reported in the Issuer’s Form 8-K filed on July 1, 2010, reflecting the Issuer’s capitalization following the consummation of the rights offering that expired on June 25, 2010 and the expiration on June 30, 2010 of the warrants issued in the Issuer’s initial public offering in April 2006.

(a)	Mr. Havner.

(i) As of July 1, 2010, Mr. Havner may be deemed to beneficially own 2,522,425 Shares representing approximately 11.5% of the outstanding common stock of the Issuer. The Trust holds 2,517,425 Shares (the “Trust’s Shares”). Mr. Havner holds 2,000 Shares in his individual name and options to acquire 3,000 Shares at any time prior to August 2, 2010.

(ii) Mr. Havner has the sole power to vote or direct the vote, and to dispose or to direct the disposition, with respect to 2,000 Shares held in his individual name and the 3,000 Shares he may acquire through the exercise of stock options at any time prior to August 2, 2010.

(iii) As Co-Trustees of the Trust, Mr. and Mrs. Havner share the power to vote or direct the vote, and to dispose or to direct the disposition, with respect to the Trust’s Shares.

CUSIP No. 369822101

(b)	Mrs. Havner.

(i) As of July 1, 2010, Mrs. Havner may be deemed to beneficially own 2,520,425 Shares representing approximately 11.4% of the outstanding common stock of the Issuer. Mrs. Havner is a Co-Trustee of the Trust. Mrs. Havner holds 3,000 Shares in her individual name.

(ii) Mrs. Havner has the sole power to vote or direct the vote, and to dispose or to direct the disposition, with respect to 3,000 Shares owned in her individual name.

(iii) As Co-Trustees of the Trust, Mr. and Mrs. Havner share the power to vote or direct the vote, and to dispose or to direct the disposition, with respect to the Trust’s Shares.

(c)	The Trust.

(i) As of July 1, 2010, the Trust may be deemed to beneficially own 2,517,425 Shares representing approximately 11.4% of the outstanding common stock of the Issuer, comprising the Trust’s Shares.

(ii) Mr. and Mrs. Havner, as Co-Trustees of the Trust share the power to vote or direct the vote, and to dispose or to direct the disposition, with respect to the Trust’s Shares.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description of Exhibits

99.1	Agreement Required for Joint Filing Under Rule 13d-1(k)(1)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 8, 2010

Signature:	/s/ Ronald L. Havner, Jr.
Name/Title:	Ronald L. Havner, Jr.

Signature:	/s/ LeeAnn R. Havner
Name/Title:	LeeAnn R. Havner

THE HAVNER FAMILY TRUST

Signature:	/s/ LeeAnn R. Havner
Name: LeAnn R. Havner Title: Trustee